December 21, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Eric McPhee and Jennifer Monick, Office of Real Estate & Construction

RE:	Century Communities, Inc. Form 10-K for the year ended December 31, 2022 File No. 001-36491

Dear Mr. McPhee and Ms. Monick:

The following information is supplied in response to a comment made by the staff (the “Staff”) of the Office of Real Estate & Construction, Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in its letter dated December 11, 2023 (the “Comment Letter”) to Mr. David Messenger, Chief Financial Officer of Century Communities, Inc., regarding Century Communities, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2022.

The following response to your comment is numbered to correspond to the numbered paragraph contained in the Comment Letter.  Unless the context indicates otherwise, the terms “company,” “Century,” “we,” “us,” and “our” refer to Century Communities, Inc. and its consolidated subsidiaries.  For the convenience of the Staff’s review, we have set forth in bolded text the comment contained in the Comment Letter above the company’s corresponding response.

Form 10-K for the year ended December 31, 2022

Consolidated Statements of Cash Flows, page F-7

1.
Comment:  We note you have reflected your expenditures related to development of rental properties within investing activities on the consolidated statements of cash flows.  We note your disclosure on page F-12 that you are engaged in the development, construction and management of multi-family rental properties, primarily in Colorado, with the intent to dispose of properties shortly after achieving stabilized rental operations.  In light of your intent to sell the properties shortly after achieving stabilized rental operations, please tell us how you determined it was appropriate to classify such cash outflows within investing activities.  In your response, please address where you intend to classify the cash flows from the eventual sale of the multi-family rental properties.  In addition, please tell us what consideration you gave to the predominant source of cash flows from these properties. Please refer to ASC 230-10-45.

Response:  The Company respectfully acknowledges the Staff’s comment regarding the classification of cash outflows within investing activities related to our multi-family rental properties and we provide you the following supplemental information.

Since our founding in 2002, we historically have not engaged in the development and leasing of multi-family for rent housing. However, during late 2021 and into 2022, amidst the broader advantageous macro-economic conditions experienced throughout the housing industry, we identified certain opportunities for multi-family for rent housing projects, that we believed were incremental to our central operations as a single-family attached and detached for sale homebuilder. During 2022, we commenced construction on three multi-family projects within the Colorado market (collectively, the “Multi-Family Projects”). As of December 31, 2022, the Multi-Family Projects were under construction and not available for leasing.

Prior to commencement of the Multi-Family Projects, we considered various potential strategies for the most advantageous disposition of each asset in the Multi-Family Projects.  Our disclosure in our 2022 Form 10-K regarding our “intent to dispose of properties shortly after achieving rental operations” did not fully articulate the significant uncertainties inherent in our disposition strategy or the various potential timing outcomes, including that the potential disposition timing of each project is highly dependent on future market factors, most directly the interest rate environment.  Accordingly, we removed this specific disclosure beginning in our first quarter 2023 quarterly report on Form 10-Q filing and subsequent 2023 SEC filings.

During the preparation of our annual financial statements included in our annual report on Form 10-K for 2022, we considered the guidance outlined in Accounting Standards Codification (“ASC”) 230 – Statement of Cash Flows regarding the classification in our consolidated statements of cash flows of the cash outflows associated with the Multi-Family Projects. Specifically, we considered the guidance in ASC 230-10-45-22 through ASC 230-10-45-22A, which notes that certain cash receipts and payments may have aspects of more than one class of cash flows and cannot be separated by source or use. In these situations, the appropriate classification shall depend on the predominant source or use of cash flows for the item. As such, we evaluated the predominant source of cash flows associated with the Multi-Family Projects to determine the appropriate classification for these cash flows. As we did not have a definitive plan to sell the Multi-Family Projects, and had no history of previous sales, we determined that the predominant source or use of cash flows were rental income, and not potential disposition. Accordingly, we considered the Multi-Family Projects to be long-term productive assets and determined that classification of the related cash outflows as an investing activity most accurately reflected the current nature of such transactions.  Specifically, ASC 230-10-45-13(c) notes that investing cash outflows should include “payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets”. Additionally, we anticipate that cash inflows associated with any disposition of the Multi-Family Project assets would be recorded as investing cash inflows in accordance with ASC 230-10-45-12(c), as these are considered “receipts from sales of property, plant, and equipment and other productive assets.”

The Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

After you have had an opportunity to review the above response to your comment, please contact me at 303-268-8361 to discuss any further questions or comments you might have.

Very truly yours,
David Messenger
Chief Financial Officer

cc:	Dale Francescon, Century Communities, Inc. Robert Francescon, Century Communities, Inc. Amy Culbert, Fox Rothschild LLP